Exhibit 99.2

ALEXCO RESOURCE CORP.

(the “Company”)

June 10, 2021

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Shareholders of the Company held on June 10, 2021. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON		VOTING RESULTS		OUTCOME OF VOTE

		FOR	AGAINST
1.	To fix number of Directors at six (6).	44,601,042	242,105	Carried
		(99.5%)	(0.5%)

		FOR	WITHHELD
2.	Election of Directors:
	Clynton R. Nauman	44,528,348	314,799	Carried
		(99.3%)	(0.7%)
	Elaine Sanders	44,522,782	320,365	Carried
		(99.3%)	(0.7%)
	Karen McMaster	44,502,916	340,231	Carried
		(99.2%)	(0.8%)
	Richard N. Zimmer	44,990,909	2,852,238	Carried
		(93.6%)	(6.4%)
	Rick Van Nieuwenhuyse	39,888,178	4,954,969	Carried
		(89.0%)	(11.0%)
	Terry Krepiakevich	44,394,071	449,076	Carried
		(99.0%)	(1.0%)

3.	Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	70,126,053	248,848	Carried
		(99.7%)	(0.3%)

4.	To approve all unallocated awards under the Corporations’ restricted share unit incentive plan.	33,168,519 (74.0%)	11,674,628 (26.0%)	Carried

Dated at Vancouver, British Columbia, this 10th day of June, 2021.

Alexco Resource Corp.

Per:	“Mike Clark”
Mike Clark
Chief Financial Officer